Exhibit 99.2

March 29th, 2023

TERM SHEET

ENGINE GAMING AND MEDIA, INC.
(TO BE RENAMED “GAMESQUARE INC.”)

OVERNIGHT MARKETED AGENCY SUBSCRIPTION RECEIPT OFFERING

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all of the provinces of Canada, except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable Canadian shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus and any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement on Form F-10 (including the final base shelf prospectus), as amended (File No. 333-254709) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the Registration Statement, any applicable U.S. prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free of charge on EDGAR by visiting the SEC’s website at http://www.sec.gov.

Copies of the final base shelf prospectus, Registration Statement and the applicable prospectus supplements may be obtained upon request in Canada by contacting Roth Canada Inc. by telephone at (949) 720-5700 or by email at ECM@rothcanada.ca. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

Issuer:	Engine Gaming and Media, Inc. (the “Company”).

Issue:	Subscription receipts of the Company (the “Subscription Receipts”).

Issue Price:	US$1.25 per Subscription Receipt (the “Issue Price”).

Issue Size:	The size of the Offering will be determined in the context of the market.

Over-Allotment Option:	The Company will also grant to the Agent an option to offer up to an additional 15% of the number of Subscription Receipts issued pursuant to the Offering, exercisable in whole or in part, from time to time beginning on the closing of the Offering until 30 days following the closing of the Offering.

Form of Offering:	Best-efforts, overnight marketed offering of Subscription Receipts by way of (i) a prospectus supplement to the short form base shelf prospectus of the Company dated March 25, 2021 filed in each of the Provinces of Canada other than Quebec, (ii) in the United States pursuant to a U.S. prospectus supplement to the Company’s registration statement on Form F-10 and (iii) as agreed to by Roth (as defined below) and the Company, outside of Canada and the United States without: (A) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus, registration statement or document having similar effect; or (B) creating any ongoing compliance or continuous disclosure obligations for the Company pursuant to the laws of such jurisdiction (the “Offering”).

Use of Proceeds:	The net proceeds of the Offering are intended to be used for general expenses and other working capital items.

Subscription Receipts:	Each Subscription Receipt will entitle the holder thereof to receive, without payment of any additional consideration and with no further action on the part of the holder thereof, one common share of the Company (a “Common Share”) upon satisfaction or waiver of the Escrow Release Conditions (as defined below) prior to the Escrow Deadline (as defined below).

Escrowed Proceeds:	On the Closing Date, the gross proceeds of the Offering less 50% of the commission payable to the Agents and the expenses of the Agents payable by the Company pursuant to the terms of the Agency Agreement (the “Escrowed Proceeds”) will be delivered to and held by Computershare Trust Company of Canada (the “Escrow Agent”) and invested in an interest bearing account (the Escrowed Proceeds, together with all interest and other income earned thereon, are referred to herein as the “Escrowed Funds”).

Transaction:

The Offering is being completed in connection with the Company’s previously announced plan of arrangement under the Business Corporations Act (Ontario) pursuant to which it will acquire all of the issued and outstanding common shares of GameSquare Esports Inc. (the “Arrangement”) pursuant to the terms of an arrangement agreement dated December 7, 2022 (the “Arrangement Agreement”).

Escrow Release Conditions:

(a)   the Arrangement Agreement has not, without the prior consent of Roth, on behalf of the Agents, been amended in a manner which results in a material adverse effect on the value of the Arrangement to the Company and its subsidiaries (on a consolidated basis);

(b)   the parties to the Arrangement Agreement are able to complete the Arrangement in all material respects in accordance with the terms of the Arrangement Agreement; and

(c)  the Company will have changed its name to “GameSquare Inc.” and the common shares will be consolidated on a ratio to meet the minimum trading price requirement of Nasdaq Capital Market (the foregoing, collectively, the “Escrow Release Conditions”).

Release of the Escrowed Funds

Upon the satisfaction of the Escrow Release Conditions, the Escrow Agent shall release from the Escrowed Funds: (i) to the Agents, the remaining 50% of the commission (the “Agents’ Payment”), and (ii) following, or concurrently with, release of the Agents’ Payment, all remaining Escrowed Funds to the Company (or as it may otherwise direct).

The date on which the Escrow Release Conditions are satisfied shall be no later than April 30, 2023 (the “Escrow Deadline”), except as may be extended in accordance with the terms of the Subscription Receipt Agreement.

Unless the consent of holders of not less than 66⅔% of the then outstanding Subscription Receipts is obtained pursuant to the terms of the Subscription Receipt Agreement, in the event that (i) the Escrow Release Conditions are not satisfied prior to the Escrow Deadline, (ii) the Arrangement Agreement is terminated, (iii) the Company advises the Agent and the Escrow Agent that the Company no longer intends to complete the Arrangement, or (iv) the Company announces to the public that it does not intend to proceed with the Arrangement (in any such case, a “Termination”), holders of the Subscription Receipts shall, commencing at 5:00 p.m. (Toronto time) on the third business day following the date on which the Termination occurs, be entitled to receive from the Escrow Agent an amount equal to the Issue Price for each Subscription Receipt, and all of the Subscription Receipts shall be cancelled. If the amount of the Escrowed Funds, including all interest thereon, would not be sufficient to satisfy any such payment then, pursuant to the Subscription Receipt Agreement, the Company will be required to deposit an additional amount, sufficient to satisfy the shortfall, with the Escrow Agent prior to the time at which the payment is required.

Listing

The Company’s common shares are listed on the Nasdaq Capital Market (the “Nasdaq”) and on the TSX Venture Exchange (the “TSXV”) under the symbol “GAME”. The Subscription Receipts will not be listed on Nasdaq or the TSXV. It is a condition to the closing of the Offering that the common shares underlying the Subscription Receipts be listed on the Nasdaq and the TSXV.

Following the closing of the Arrangement, it is expected that the Company’s common shares will be listed on the Nasdaq and the TSXV.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs and FHSAs (after April 1, 2023).

Lead Agent:	Roth Canada Inc. (“Roth”) and its affiliates are acting as lead agent and sole book runner.

Commission:	7.0% cash commission of the gross proceeds raised, subject to zero fees for orders on a “president’s list” and a corporate finance fee equal to US$125,000.

Closing Date:	The Offering will close on or about the week of April 3, 2023, or such other date as the Agent and the Company may agree (the “Closing Date”).

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and the United States.